Exhibit 1

To the Holders of
Trust Investment Enhanced Return Securities SM
Corporate Bond-Backed Certificates, Series IBM 1997-4
         ZTF Class
         Amortizing Class

Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, as Trustee for the TIERS Corporate Bond-Backed Certificates, Series IBM 1997-4, hereby gives notice with respect to the Distribution occurring on June 1, 2000 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificate holders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a dollar amount per $1,000 original face amount of securities, is:

 Class            Principal           Interest           Total Distribution
ZTF Class         $0.00               $0.00              $0.00
Amortizing Class  $13.602718          $34.504069         $48.106787

The amount of aggregate interest due and not paid as of the Distribution Date is $0.00.

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. The aggregate principal amount of IBM 7 1/8% Debentures due December 1, 2096 (the "Term Assets") held for the above trust is $100,000,000.00. The Term Assets are currently rated A1 by Moody's Investors Service, Inc. and A by Standard and Poor's Ratings Group.

5. The Aggregate Certificate Principal Balance of each class of Certifcates at the close of business on the Distribution Date is set forth below:

Class
ZTF Class             $100,000,000.00
Amortizing Class      $ 68,520,944.91



                      U.S. Bank Trust National Association